November 14, 2008

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Barbara C. Jacobs
         Assistant Director

Re: Hotel Outsource Management International, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 4, 2008
File No. 000-50306

Dear Ms. Jacobs:

Thank you for your letter of November 12, 2008. The following are our responses:

General

1.	We have included disclosures regarding legal proceedings, properties, officers and directors and executive compensation.

2.	We are attaching hereto a letter from the Company with the requested acknowledgment.

Capitalization

3.
We have reduced the offering price to $0.05. Because this offering price is now slightly lower than the current trading price of HOMI's common stock, we are assuming that all subscription rights will be exercised in full.

Security Ownership of Certain Beneficial Owners and Management

4.	We have listed the information provided in this section as of October 31, 2008.

Plan of Distribution

5.	The Plan of Distribution has been revised to state that the estimated expenses are approximately $35,000.

United States Securities and Exchange Commission
November 14, 2008
Page

Financial Statements

6.	The registration statement contains updated financial statements.

Part II
Item 15. Sales of Unregistered Securities Exemption

7.	We have disclosed the exception relied upon in the issuance of 135,000 shares to Rodia Mihali, as well as the date of this transaction.

Signatures

8.	Ms. Labandter's signature previously indicated that she was the Principal Financial Officer. We have revised the S-1 to indicate that she is the Principal Accounting Officer.

Exhibits

9.	We have revised the notations in Item 16 to accurately reflect that the exhibits have been filed.

Thank you for your attention to this matter.

Very truly yours,

/s/ Andrea I. Weinstein

Andrea I. Weinstein

AIW: lr